CUSIP No. 25272T104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Stephen J. Cloobeck

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25272T104

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Cloobeck Diamond Parent, LLC (“CDP”), The Chantal Cloobeck Separate Property Trust and Stephen J. Cloobeck (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to such Schedule 13D filed on April 14, 2014, June 13, 2014, August 18, 2014, October 3, 2014 and November 3, 2014, respectively (as so amended, the “Schedule 13D”).

This Amendment No. 6 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

CDP intends to enter into an Underwriting Agreement with the Issuer, Credit Suisse Securities (USA), LLC, as Representative of the several underwriters (“Credit Suisse”) and DRP Holdco, LLC pursuant to which CDP intends to sell up to 3,102,000 shares of Common Stock to the underwriters and grant Credit Suisse an option, exercisable for 30 days, to purchase an additional 465,300 shares of Common Stock.

CDP intends to use a portion of the proceeds from the sale of the Common Stock to repay a $25 million revolving loan facility secured by other shares of Common Stock.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

CDP intends to enter into an Underwriting Agreement by and among the Issuer, Credit Suisse and DRP Holdco, LLC pursuant to which CDP agreed to sell up to 3,102,000 shares of Common Stock to the underwriters and grant Credit Suisse an option, exercisable for 30 days to purchase up to an additional 465,300 shares of Common Stock.

In connection with the execution of the Underwriting agreement the Reporting Persons executed a Lock Up Agreement which provides that the Reporting Persons will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities

CUSIP No. 25272T104

convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers in whole or in part, Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse, for a period of 90 days following the date of the prospectus supplement relating to the sale of the Common Stock (which 90 day period is subject to extension under certain specified conditions).

CUSIP No. 25272T104

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2015

CLOOBECK DIAMOND PARENT, LLC

/S/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck Manager

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/S/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck Co-Managing Trustee

/S/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck

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